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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )

iSecureTrac Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
0-26455
(CUSIP Number)

Heather Kreager
Mykonos 6420 LP
5949 Sherry Lane, Ste 1900
Dallas, Texas 75225
(214) 210-5000

Heather Kreager
Sammons Enterprises, Inc.
5949 Sherry Lane, Ste 1900
Dallas, Texas 75225
(214) 210-5000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
COPY TO:

Jenner & Block, LLP
353 N. Clark Street
Chicago, Illinois 60654
(312) 222-9350
June 30, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	13D	Page	3	of	22 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Mykonos 6420 LP / 20-3009894

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		18,262,931.5 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		18,262,931.5 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,262,931.5 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.8% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	13D	Page	4	of	22 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sponsor Investments, LLC / 02-0681770

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		18,262,931.5 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

18,262,931.5 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,262,931.5 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.8% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	13D	Page	5	of	22 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Herakles Investments, Inc. / 37-1461244

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		18,262,931.5 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

18,262,931.5 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,262,931.5 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.8% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	13D	Page	6	of	22 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Crestpark LP, Inc. / 74-2911532

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		24,830,429.4 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		24,830,429.4 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

(See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,830,429.4 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

46.0% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	13D	Page	7	of	22 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Consolidated Investment Services, Inc. / 88-0214301

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		43,093,360.9 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

43,093,360.9 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

43,093,360.9(See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

79.8% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	13D	Page	8	of	22 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sammons Enterprises, Inc. / 75-6027423

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		43,093,360.9 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

43,093,360.9 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

43,093,360.9 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

79.8% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	13D	Page	9	of	22 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sammons Enterprises, Inc. Employee Stock Ownership Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		43,093,360.9 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

43,093,360.9 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

43,093,360.9 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

79.8% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

EP

     Item 1. Security and Issuer.
     This Amendment No. 2 amends and supplements that certain Schedule 13D filed on July 7, 2005, as amended by that certain Amendment No. 1 filed on April 26, 2011 (as amended, the “Original Schedule 13D”), with the Securities and Exchange Commission by (i) Mykonos 6420 LP, a Texas limited partnership (“Mykonos”); (ii) Sponsor Investments, LLC, a Texas limited liability company (“Sponsor”); (iii) Herakles Investments, Inc., a Delaware corporation (“Herakles”); (iv) Consolidated Investment Services, Inc., a Nevada corporation (“CISI”); (v) Sammons Enterprises, Inc., a Delaware corporation (“Sammons”); and (vi) Sammons Enterprises, Inc. Employee Stock Ownership Trust, a trust formed in the state of Texas (the “Sammons Trust”) relating to the common stock, par value $.001 per share (the “Common Stock”), of iSecureTrac Corp. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 shall have the meaning set forth in the Original Schedule 13D. Except as specifically set forth herein, the Original Schedule 13D remains unmodified. All items not reported in this Amendment No. 2 are herein incorporated by reference from the Original Schedule 13D.
     Item 2. Identity and Background.
     Item 2 of Original Schedule 13D is hereby amended and restated in its entirety as follows, for the purpose of adding Crestpark LP, Inc. as a Reporting Person and asserting beneficial ownership of the Common Stock by all Reporting Persons except the Sammons Trust:
     This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the “Exchange Act”): (i) Mykonos; (ii) Sponsor; (iii) Herakles; (iv) Crestpark LP, Inc., a Delaware Corporation (“Crestpark”); (iv) CISI; (v) Sammons; and (vi) the Sammons Trust (collectively, the “Reporting Persons”). The Sammons Trust disclaims beneficial ownership of the shares of Common Stock beneficially owned by Mykonos, Crestpark, Sponsor, Herakles, CISI and Sammons.
     (a) — (c), (f)
     Mykonos is a Texas limited partnership formed to make investments through acquiring, holding or disposing of equity securities or otherwise. The address of the principal business and principal offices of Mykonos is 5949 Sherry Lane, Suite 1900, Dallas, Texas 75225. Sponsor is the general partner of Mykonos.
     Sponsor is a Texas limited liability company formed to make investments through acquiring, holding or disposing of equity securities or otherwise. The address of the principal business and principal offices of Sponsor is Two Lincoln Centre, 5420 LBJ Freeway, Suite 1450, Dallas, Texas 75240. The name, business address, and principal occupation or employment of each executive officer of Sponsor is set forth on Schedule I hereto and incorporated herein by reference. The managing member of Sponsor is Herakles.
     Herakles is a Delaware corporation formed to make investments through acquiring, holding or disposing of equity securities or otherwise. The address of the principal business and principal offices of Herakles is 5949 Sherry Lane, Suite 1900, Dallas, Texas 75225. The name,

Page 10 of 22 Pages

business address, and principal occupation or employment of each executive officer and director of Herakles is set forth on Schedule II hereto and incorporated herein by reference. Herakles is a wholly owned subsidiary of CISI.
     Crestpark is a Delaware corporation formed to make investments by providing debt financing and by acquiring, holding or disposing of equity securities or otherwise. The address of the principal business and offices of Crestpark is 5949 Sherry Lane, Suite 1900, Dallas, Texas 75225. The name, business address, and principal occupation or employment of each executive officer and director of Crestpark is set forth on Schedule III hereto and incorporated herein by reference. Crestpark is a wholly owned subsidiary of CISI.
     CISI is a Nevada corporation, formed as a holding company. The address of the principal business and offices of CISI is One Midland Plaza, Sioux Falls, South Dakota 57193. The name, business address, and principal occupation or employment of each executive officer and director of CISI is set forth on Schedule IV hereto and incorporated herein by reference. CISI is a wholly owned subsidiary of Sammons.
     Sammons is a Delaware corporation formed as a holding company. The address of the principal business and offices of Sammons is 5949 Sherry Lane, Suite 1900, Dallas, Texas 75225. The name, business address, and principal occupation and employment of each executive officer and director of Sammons is set forth on Schedule V hereto and incorporated herein by reference. Sammons is controlled by the Sammons Trust.
     The Sammons Trust is a trust formed in the state of Texas. The Sammons Trust is controlled by the GreatBanc Trust Company as trustee, which has its principal business and offices at 801 Warrenville Road, Suite 500, Lisle, IL 60532.
     Each of the executive officers of the Reporting Persons is a citizen of the United States, except for General Goh Yong Siang who is a citizen of Singapore.
     (d) and (e)
     During the last five years, no Reporting Person or any other person identified in response to this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Item 4. Purpose of Transaction.
The response set forth in Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:
     On June 30, 2011, the Reporting Persons reached an agreement with the Company as to a restructuring of certain aspects of the capital structure of the Company (the “Restructuring”). Prior to and following the Restructuring, Mykonos owned all of the issued and outstanding Series C 8% Cumulative, Compounding Exchangeable Preferred Stock (the “Series C

Page 11 of 22 Pages

Preferred”) of the Company. As part of the Restructuring, the Company adopted the Amended and Restated Certificate of Designation, Preferences and Rights of Preferred Stock Designated “Series C 8% Cumulative, Compounding Exchangeable Preferred Stock” (the “Amended Series C Certificate”), which (i) eliminates Mykonos’s option to redeem the Series C Preferred at a certain future date and (ii) provides that the dividends on the Series C Preferred will be accrued and payable in additional shares of Series C Preferred. After execution of the Amended Series C Certificate, the Company paid Mykonos all accrued but unpaid dividends, and accrued interest thereon, by issuing to Mykonos a total of 588,163 shares of Series C Preferred. Prior to the execution of the Amended Series C Certificate, the Series C Preferred was redeemable at the option of the holder on June 27, 2015, and dividends on the Series C Preferred accrued and were payable in cash.
     Also as part of the Restructuring, the Company and Crestpark, a lender and holder of a long term note (the “Note”) of the Company, entered into a Debt Conversion Agreement, dated June 30, 2011. Pursuant to the Debt Conversion Agreement, $12,891,086 of the outstanding principal balance of the Note, all accrued but unpaid interest on the Note ($527,621), and the then outstanding principal balance of the Company’s revolving line of credit ($1,217,086) were converted into shares of newly created Series D 8% Cumulative, Compounding Exchangeable Preferred Stock (the “Series D Preferred”).
     This description of the Transaction is a summary only and is qualified in its entirety by reference to the Amended Series C Certificate, a copy of which is referenced as Exhibit 9 hereto and is incorporated herein by reference, the Series D Certificate, a copy of which is referenced as Exhibit 10 hereto and is incorporated herein by reference, and the Debt Conversion Agreement, a copy of which is referenced as Exhibit 11 hereto and is incorporated herein by reference.
     Prior to the Restructuring, Mykonos, as the sole holder of the Series C Preferred, had the right, to the exclusion of the holders of Common Stock, to designate and elect four out of seven members of the Company’s board of directors (the “Board”). The four directors designated and elected to the Board by Mykonos prior to the Restructuring resigned from the Board effective as of June 30, 2011. Following the Restructuring, Mykonos, as the sole holder of the Series C Preferred, and Crestpark, as the sole holder of the Series D Preferred, have the right, voting together as a single class, to the exclusion of the holders of Common Stock, to elect four out of the seven members of the Board. However, Mykonos and Crestpark do not have any current intention to exercise such right.
     The Reporting Persons routinely monitor the performance of their investments in the Company. In this connection, the Reporting Persons have evaluated and intend to continue to evaluate the Company’s business, financial condition, operating results, capital structure, management, stock market performance, competitive outlook and other relevant factors. As part of such evaluations, the Reporting Persons have sought and may in the future seek the views of, hold active discussions with and respond to inquiries from members of the board of directors, officers or representatives of the Company and other persons regarding the Company’s affairs and strategic alternatives, and the interests of other stockholders in participating in such alternatives. In this regard, the Reporting Persons routinely evaluate, and may at any time determine, with or without additional notice, to support or pursue (i) further plans involving changes in the management, composition of the board of directors, policies, operations, capital

Page 12 of 22 Pages

structure or business of the Company, including without limitation a further recapitalization or restructuring of the Company, and/or (ii) other strategic alternatives, including without limitation, debt or equity investments in the Company, the sale of all or part of the Reporting Persons’ holdings or participation in a transaction or series of transactions that would result in a change of control of the Company. There is no assurance, however, whether or when any other plan, proposal or transaction may result from the Reporting Persons’ ongoing review and evaluation.
     In connection with any plans or proposals that the Reporting Persons are developing or evaluating or may develop, the Reporting Persons may conduct investigations and, if warranted by such review, make and negotiate proposals to and with the Company concerning the matters addressed in the preceding paragraph, and may enter into agreements with the Company in connection with those negotiations and proposals, including confidentiality and/or other arrangements.
     Except as set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect to their investment in the Company, including any or all of the items set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.
     Item 5. Interest in Securities of the Issuer.
Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:
(a) and (b)
     Pursuant to the June 21, 2005 Securities Purchase Agreement, Mykonos acquired 1,000,000 shares of Series C Preferred and warrants to purchase 32,342,315 shares (converted to 3,234,248 shares following the Company’s ten for one reverse stock split on September 19, 2005, including rounding to eliminate fractional shares) of Common Stock (the “B Warrants”) pursuant to the terms of the Warrant Agreement. Mykonos currently possesses 682,516.60 B Warrants at exercise prices ranging from $2.30 to $3.15 per share (the remainder of the B warrants have expired without being exercised). After the Restructuring was effected and the Amended Series C Certificate was executed, Mykonos was issued 588,163 additional shares of Series C Preferred in payment of all accrued unpaid dividends and accrued unpaid interest thereon, giving Mykonos a total of 1,588,163 shares of Series C Preferred. Pursuant to the Amended Series C Certificate, subject to standard antidilution protections, each share of Series C Preferred is exchangeable for 4.782609 shares of Common Stock plus warrants to purchase an additional 6.287045 shares of Common Stock at $2.30 per share (the “A Warrants”). Assuming the conversion of the Series C Preferred into Common Stock and the exercise by Mykonos of the A Warrants and the B Warrants, Mykonos beneficially owns 18,262,931.5 shares of Common Stock. Pursuant to the Series C Certificate, each share of Series C Preferred will vote with the Common Stock on all matters submitted to the vote of the Company’s stockholders other than the election of directors. In such matter, each share of Preferred Stock will entitle the holder thereof to 11 votes, subject to standard antidilution protections.

Page 13 of 22 Pages

     After the Restructuring was effected and the Debt Conversion Agreement and Series D Certificate were executed, Crestpark was issued 1,331,814 shares of Series D Preferred. Pursuant to the Series D Certificate, subject to standard antidilution protections, each share of Series D Preferred is exchangeable for 18.644067 shares of Common Stock at the option of the holder. Assuming the conversion of the Series D Preferred into Common Stock, Crestpark beneficially owns 24,830,429.4 shares of Common Stock. Pursuant to the Series D Certificate, each share of Preferred Stock will vote with the Common Stock on all matters submitted to the vote of the Company’s stockholders other than the election of directors. In such matter, each share of Preferred Stock will entitle the holder thereof to 11 votes, subject to standard antidilution protections.
     After giving effect to the Restructuring, and assuming conversion of the Series C Preferred and the Series D Preferred and the exercise by Mykonos of the A Warrants and B Warrants, the Reporting Persons (other than the Sammons Trust) beneficially own 43,093,360.9 shares of Common Stock representing 79.8% of the issued and outstanding Common Stock (percentage calculation based on 10,930,117 shares of Common Stock outstanding as of March 31, 2011). The Reporting Persons (other than the Sammons Trust) have the sole power to vote or direct the vote and dispose or direct the disposition of the shares of Common Stock they beneficially own. Neither the filing of this Schedule 13D nor any of its contents shall constitute an admission that the Sammons Trust is a beneficial owner of the securities described in this paragraph for purposes of Section 13(d) of the Exchange Act of 1934 or for any other purposes, and such beneficial ownership is expressly disclaimed.
     Sponsor is the general partner of Mykonos and may be deemed to share voting and dispositive power with respect to the 18,262,931.5 shares of Common Stock held by Mykonos.
     Herakles is the manager of Sponsor and may be deemed to share voting and dispositive power with respect to the 18,262,931.5 shares of Common Stock held by Mykonos.
     CISI is the sole stockholder of Herakles and of Crestpark and may be deemed to share voting and dispositive power with respect to the 18,262,931.5 shares of Common Stock held by Mykonos and the 24,830,429.4 shares of Common Stock held by Crestpark.
     Sammons is the sole stockholder of CISI and may be deemed to share voting and dispositive power with respect to the 18,262,931.5 shares of Common Stock held by Mykonos and the 24,830,429.4 shares of Common Stock held by Crestpark.
     The Sammons Trust controls Sammons and may be deemed to share voting and dispositive power with respect to the 18,262,931.5 shares of Common Stock held by Mykonos and the 24,830,429.4 shares of Common Stock held by Crestpark. In addition, the GreatBanc Trust Company in its capacity of trustee of the Sammons Trust may be deemed to share voting and dispositive power with respect to the 18,262,931.5 shares of Common Stock held by Mykonos and the 24,830,429.4 shares of Common Stock held by Crestpark. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Sammons Trust or the GreatBanc Trust Company is the beneficial owner of the securities described in this Item 5 above for purposes of Section 13(d) of the Exchange Act of 1934 or for any other purposes, and such beneficial ownership is expressly disclaimed.

Page 14 of 22 Pages

     (c)
     Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.
     (d) and (e)
Not Applicable.
Item 7. Material to be Filed as Exhibits.
Item 7 of the Original Schedule 13D is hereby supplemented as follows:
9. Amended and Restated Certificate of Designation, Preferences and Rights of Preferred Stock Designated “Series C 8% Cumulative, Compounding Exchangeable Preferred Stock,” dated as of June 30, 2011, incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by iSecureTrac Corp. with the SEC on July 1, 2011.
10. Certificate of Designation, Preferences and Rights of Preferred Stock Designated “Series D 8% Cumulative, Compounding Exchangeable Preferred Stock,” dated as of June 30, 2011, incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by iSecureTrac Corp. with the SEC on July 1, 2011.
11. Debt Conversion Agreement by and between iSecureTrac Corp and Crestpark LP, Inc., dated as of June 30, 2011, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by iSecureTrac Corp. with the SEC on July 1, 2011.
12. Joint Filing Agreement dated as of July 5, 2011.

Page 15 of 22 Pages

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: July 5, 2011
MYKONOS 6420 LP
By: Sponsor Investments, LLC, its general
partner
By: Herakles Investments, Inc., its manager

By:	/s/ Heather Kreager
	Name:	Heather Kreager
Its: Senior Vice President

CRESTPARK LP, INC.
By:	/s/ Heather Kreager
	Name:	Heather Kreager
Its: Senior Vice President

SPONSOR INVESTMENTS, LLC
By:	Herakles Investments, Inc., its manager

By:	/s/ Heather Kreager
	Name:	Heather Kreager
Its: Senior Vice President

HERAKLES INVESTMENTS, INC.
By:	/s/ Heather Kreager
	Name:	Heather Kreager
Its: Senior Vice President

Page 16 of 22 Pages

CONSOLIDATED INVESTMENT SERVICES, INC. Herakles Investments, Inc., Attorney in Fact for Consolidated Investment Services, Inc.
By:	/s/ Heather Kreager
	Name:	Heather Keager
Its: Senior Vice President

SAMMONS ENTERPRISES, INC. Herakles Investments, Inc., Attorney in Fact for Sammons Enterprises, Inc.
By:	/s/ Heather Kreager
	Name:	Heather Kreager
Its: Senior Vice President

SAMMONS ENTERPRISES, INC. EMPLOYEE STOCK OWNERSHIP TRUST Herakles Investments, Inc., Attorney in Fact for Sammons Enterprises, Inc. Employee Stock Ownership Trust
By:	/s/ Heather Kreager
	Name:	Heather Kreager
Its: Senior Vice President

Page 17 of 22 Pages

Schedule I
Directors and Officers of Sponsor

Name & Position	Principal Occupation	Principal Business Address
Robert W. Korba, Chairman	Business Executive	5949 Sherry Ln. #1900, Dallas, TX 75225

Bruce Leadbetter, Chief Executive Officer	Business Executive	14185 Dallas Parkway, Centura Tower, Suite 1020, Dallas, TX 75254

Heather Kreager, Vice President and General Counsel	Business Executive and Attorney	5949 Sherry Ln. #1900, Dallas, TX 75225

Cheryl M. Gosch, Secretary	Attorney	5949 Sherry Ln. #1900, Dallas, TX 75225
Schedule II
Directors and Officers of Herakles

Name & Position	Principal Occupation	Principal Business Address
Darron K. Ash, President and Director	Chief Financial Officer	5949 Sherry Ln. #1900, Dallas, TX 75225

Heather Kreager, Senior Vice President and Director	Business Executive and Attorney	5949 Sherry Ln. #1900, Dallas, TX 75225

Pam Doeppe, Vice President and Treasurer	Business Executive	5949 Sherry Ln. #1900, Dallas, TX 75225

Cheryl M. Gosch, Secretary	Attorney	5949 Sherry Ln. #1900, Dallas, TX 75225

Yolanda Brown, Assistant Secretary	Attorney	5949 Sherry Ln. #1900, Dallas, TX 75225

Page 18 of 22 Pages

Schedule III
Directors and Officers of Crestpark

Name & Position	Principal Occupation	Principal Business Address
David C. Bratton, President and Director	Business Executive	10540 N. Stemmons Freeway, Dallas, TX 75220

Heather Kreager, Senior Vice President	Business Executive and Attorney	5949 Sherry Ln. #1900, Dallas, TX 75225

Darron Ash, Senior Vice President	Chief Financial Officer	5949 Sherry Ln. #1900, Dallas, TX 75225

Pam Doeppe, Vice President and Treasurer	Business Executive	5949 Sherry Ln. #1900, Dallas, TX 75225

Cheryl Gosch, Secretary	Attorney	5949 Sherry Ln. #1900, Dallas, TX 75225

Yolanda Brown, Assistant Secretary	Attorney	5949 Sherry Ln. #1900, Dallas, TX 75225

Page 19 of 22 Pages

Schedule IV
Directors and Officers of CISI

Name & Position	Principal Occupation	Principal Business Address
Michael M. Masterson, President and Director	Insurance Executive	525 West Van Buren, Chicago, IL 60607

Heather Kreager, Senior Vice President, General Counsel, Secretary and Director	Business Executive and Attorney	5949 Sherry Ln. #1900, Dallas, TX 75225

Darron K. Ash, Senior Vice President and Chief Financial Officer	Chief Financial Officer	5949 Sherry Ln. #1900, Dallas, TX 75225

Pam Doeppe, Vice President and Treasurer	Business Executive	5949 Sherry Ln. #1900, Dallas, TX 75225

Cheryl M. Gosch, Assistant Secretary	Attorney	5949 Sherry Ln. #1900, Dallas, TX 75225

Melody Jensen, Assistant Secretary	Attorney	One Sammons Plaza 5400 South Solberg Ave. Sioux Falls, SD 57193

Jessica Eterno, Assistant Secretary	Attorney	525 West Van Buren, Chicago, IL 60607

David C. Bratton, Director	Business Executive	10540 N. Stemmons Freeway, Dallas, TX 75220

Page 20 of 22 Pages

Schedule V
Directors and Officers of Sammons Enterprises, Inc.

Name and Position	Principal Occupation	Principal Business Address
Michael M. Masterson, Chief Executive Officer and Director	Business Executive	525 West Van Buren, Chicago, IL 60607

Heather Kreager, President, General Counsel, Secretary and Director	Business Executive and Attorney	5949 Sherry Ln. #1900, Dallas, TX 75225

Darron K. Ash, Senior Vice President and Chief Financial Officer	Chief Financial Officer	5949 Sherry Ln. #1900, Dallas, TX 75225

Pam Doeppe, Vice President and Treasurer	Business Executive	5949 Sherry Ln. #1900, Dallas, TX 75225

Cheryl M. Gosch, Assistant Secretary	Attorney	5949 Sherry Ln. #1900, Dallas, TX 75225

Robert W. Korba, Chairman	Business Executive	5949 Sherry Ln. #1900, Dallas, TX 75225

David E. Sams, Jr., Vice Chairman	Business Executive	5949 Sherry Ln. #1900 Dallas, TX 75225

Thomas Corcoran, Director	Business Executive	5949 Sherry Ln. #1900, Dallas, TX 75225

David C. Bratton, Director	Business Executive	10540 N. Stemmons Freeway, Dallas, TX 75220

Vester T. Hughes, Jr., Director	Attorney	1717 Main Street, Suite 2800 Dallas, Texas 75201

Mary Anne Cree, Director	Philanthropist	5949 Sherry Ln. #1900, Dallas, TX 75225

James Roderick Clark, Director	Business Executive	5949 Sherry Ln. #1900, Dallas, TX 75225

James Parker, Director	Business Executive	5949 Sherry Ln. #1900, Dallas, TX 75225

Page 21 of 22 Pages

EXHIBIT INDEX
9. Amended and Restated Certificate of Designation, Preferences and Rights of Preferred Stock Designated “Series C 8% Cumulative, Compounding Exchangeable Preferred Stock,” dated as of June 30, 2011, incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by iSecureTrac Corp. with the SEC on July 1, 2011.
10. Certificate of Designation, Preferences and Rights of Preferred Stock Designated “Series D 8% Cumulative, Compounding Exchangeable Preferred Stock,” dated as of June 30, 2011, incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by iSecureTrac Corp. with the SEC on July 1, 2011.
11. Debt Conversion Agreement by and between iSecureTrac Corp and Crestpark LP, Inc., dated as of June 30, 2011, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by iSecureTrac Corp. with the SEC on July 1, 2011.
12. Joint Filing Agreement dated as of July 5, 2011.

Page 22 of 22 Pages